SNR Denton US LLP Two World Financial Center 225 Liberty Street New York, NY 10281-2699 USA	Ira L. Kotel Partner ira.kotel@snrdenton.com D +1 212 398 5787 T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

VIA EDGAR AND FAX
202-772-9217

October 1, 2010

Mr. Jim B. Rosenberg
Senior Assistant and Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Discovery Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2009 (“2009 10-K”)
Form 10-K/A for the Year Ended December 31, 2009
Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2010
File No. 000-26422

Dear Mr. Rosenberg

We write on behalf of our client, Discovery Laboratories, Inc. (the “Company”) in response to the letter dated September 17, 2010 (the “2010 Comment Letter”) in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2009 (“2009 10-K”), the amendment to such Annual Report on Form 10-K/A and the Quarterly Reports on Form 10-Q for the Periods Ended March 31 and June 30, 2010.  This letter sets forth the Company’s responses to the 2010 Comment Letter.  For your convenience, we have reproduced below in italics each comment and have provided the Company’s response immediately below the comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business

Business Operations

Strategic Alliances and Collaboration Arrangements

Laboratorios del Dr. Esteve, S.A.

Philip Morris USA Inc. and Philip Morris Products S.A., page 21

Comment 1.
Please expand your disclosure of your agreement with Laboratorios del Dr. Esteve, S.A. to disclose the aggregate milestone payments, term and termination provisions of this agreement as these appear to be material terms of this agreement.  Similarly, please expand your disclosure of your agreements with Philip Morris USA Inc. and Philip Morris Products S.A. to disclose the termination provisions of these agreements and with Johnson & Johnson, Ortho Pharmaceutical Corporation and The Scripps Research Institute to disclose a range of royalty payments (e.g. low single digits or a range not to exceed ten percent), term and termination provisions of this agreement.

Securities and Exchange Commission
October 1, 2010

Response:                                The Company acknowledges the Staff’s comment concerning its license agreements with Laboratorios del Dr. Esteve, S.A. Philip Morris USA Inc., Philip Morris Products S.A., and Johnson & Johnson (J&J) and Ortho Pharmaceutical Corporation (Ortho), in the 2009 10-K,  and intends to provide additional disclosure addressing the Staff's comment in its Form 10-Q for the fiscal quarter ending September 30, 2010.  The Company wishes to point out to the Staff that, although the Company's KL4 surfactant technology was invented at The Scripps Research Institute (Scripps), it was licensed and further developed by J&J.  The Company’s license agreement is with J&J and its wholly-owned subsidiary, Ortho. Scripps is not a party to such agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 49

Comment 2.	For each of your pipeline projects as disclosed in Business beginning on page 5 that you deem significant, disclose the following information.

•	The costs incurred by you during each period presented and to date on the project;

•	The nature, timing and estimated costs to be incurred by you necessary to complete the project;

•	The period in which material net cash inflows from significant projects are expected to commence; and

•
The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Include a description of your criteria for deeming a project to be significant.  For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category.  Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

Securities and Exchange Commission
October 1, 2010

Response:                                In response to the Staff’s comment, we offer the following background:

In response to the Staff’s comment letter dated September 24, 2004 (the “2004 Comment Letter”), the Company added new disclosure to its Management’s Discussion and Analysis (“MD&A”) that was intended to provide additional information regarding its research and development activities and related costs.  These changes were implemented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Over the next few years, the Company sought to reduce numerous redundancies that appeared in its Annual Reports on Form 10-K, including in Business; MD&A – Research and Development, – Plan of Operations, and – Results of Operations; and Risk Factors.  Some disclosures were repeated several times in those sections, as well as in the notes to the financial statements.  The Company believed that these redundancies were potentially overly burdensome and confusing to its stockholders.  In reviewing the 2009 10-K in response to the Staff’s 2010 Comment Letter, however, it appears that certain information previously intended to respond to the 2004 Comment Letter was inadvertently omitted from MD&A, because it largely repeated disclosure elsewhere in the 2009 10-K.

Accordingly, consistent with the approach that we took in response to the 2004 Comment Letter, the Company proposes to add disclosure to “Research and Development Expense” in its MD&A, including a new subpart titled “Research and Development Projects”, that will address the Staff’s comments regarding the Company’s research and development costs and related activities.

As further background, the Company notes that its research and development activities generally form a foundation for the development of the Company’s KL4 surfactant technology platform.  For the most part, the Company’s research and development activities relate to, and benefit, all of the Company’s surfactant projects.  For that reason, the Company’s research and development expenses generally are incurred, and cannot be meaningfully allocated, on a project-by-project basis.  The Company believes that tracking such expenses by category is a more accurate method of accounting for these activities.  Moreover, given the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the nature, timing and costs of the efforts necessary to complete individual projects in development are not reasonably estimable.  In developing its project plans, the Company anticipates project-based development milestones and includes those milestones in its business strategy discussion, but qualifies this disclosure by reference to the multiple risk factors that may affect the timing or feasibility of such events.  The Company also discloses throughout its Annual Report on Form 10-K, including in MD&A and Risk Factors, that if it is not successful in gaining regulatory approval of its drug product candidates, it will not be able to commercialize, or generate any revenues from the sale of, its products and, as result, the value of the Company and its financial condition and results of operations will be substantially harmed.

Securities and Exchange Commission
October 1, 2010

For the Staff’s review, we have set forth immediately below draft language using historical information that illustrates by way of example the Company’s proposed approach to revising the section on Research and Development Expenses in its MD&A, including the additional “Research and Development Projects” subpart that would be disclosed in the Company’s Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2010.  The Company would retain the new “Research and Development Projects” subpart in its subsequent Forms 10-Q and provide appropriate updates as required.   For the Staff’s convenience, the new language is underlined .
______________________________

Research and Development Expenses

Our research and development expenses are charged to operations as incurred and we track such costs by category rather than by project.  As many of our research and development activities form a foundation for the development of our KL4 surfactant technology platform, they benefit more than a single project.  For that reason, we cannot reasonably estimate the costs or our research and development activities on a project-by-project basis.  We believe that tracking our expenses by category is a more accurate method of accounting for these activities.  Our research and development costs consist primarily of expenses associated with (a) manufacturing development, (b) development operations, and (c) direct pre-clinical and clinical programs.  We also track our research and development expenses by category, including (i) salaries and benefits, (ii) contracted services, (iii) rents and utilities, (iv) raw materials and supplies, (v) stock-based compensation and (vi) other.

Research and development expenses for the years ended December 31, 2009, 2008 and 2007 were $19.1 million, $26.6 million and $26.2 million, respectively, as follows:

(Dollars in thousands)	Year Ended December 31,

Research and Development Expenses:	2009	2008	2007

Manufacturing development	$9,118	$14,165	$11,888
Development operations	7,100	9,113	10,196
Direct pre-clinical and clinical programs	2,859	3,288	4,116
Total Research and Development Expenses (1)	$19,077	$26,566	$26,200

Manufacturing Development

Manufacturing development includes the cost of our manufacturing operations, quality assurance and analytical chemistry capabilities to assure adequate production of clinical and potential commercial drug supply for our KL4 surfactant products, in conformance with current good manufacturing practices (cGMP).  These costs include employee expenses, facility-related costs, depreciation, costs of drug substances (including raw materials), supplies, quality control and assurance activities and analytical services, etc.  Additionally, in 2008 costs included activities to address issues identified in an Approvable Letter that we received from the FDA with respect to Surfaxin in May 2008 (May 2008 Approvable Letter).

Securities and Exchange Commission
October 1, 2010

The decrease in manufacturing development expenses in 2009 as compared to 2008 is primarily due to our efforts in 2009 to conserve financial resources following receipt of the April 2009 Complete Response Letter.

The increase in manufacturing development expenses in 2008 as compared to 2007 is primarily due to: (i) expenditures in 2008 to support our quality assurance and analytical chemistry capabilities, including implementation and validation of analytical methods and quality testing of drug product for our development programs; (ii) activities related to preparation of the Complete Response to the May 2008 Approvable Letter; and (iii) purchases of active ingredients for the production of Surfaxin.

Manufacturing development expenses included charges of $0.4 million, $0.8 million and $0.7 million associated with stock-based employee compensation for the years ended December 31, 2009, 2008, and 2007, respectively.

Development Operations

Development operations includes: (i) medical, scientific, clinical, regulatory, data management and biostatistics activities in support of our KL4 surfactant development programs; (ii) medical affairs activities to provide scientific and medical education support in connection with our KL4 surfactant technology pipeline programs; (iii) design and development for the manufacture of our novel capillary aerosolization systems, including an aerosol generating device, the disposable dose delivery packets and patient interface system necessary to administer Aerosurf for our planned Phase 2 clinical trials and; (iv) pharmaceutical development activities, including development of a lyophilized (dry powder) formulation of our KL4 surfactant.  These costs include personnel, expert consultants, outside services to support regulatory, data management and device development activities, symposiums at key neonatal medical meetings, facilities-related costs, and other costs for the management of clinical trials.

The decrease in development operations expenses in 2009 as compared to 2008 is primarily due to our efforts in 2009 to conserve financial resources and limit investment in our KL4 respiratory pipeline programs following receipt of the April 2009 Complete Response Letter.  The decrease in development operations expenses in 2008 as compared to 2007 is primarily due to cost reductions resulting from the relocation of our analytical testing and pharmaceutical development activities previously performed at our laboratories located in Doylestown, Pennsylvania, and Mountain View, California, and consolidation of those activities into our new laboratory space in Warrington, Pennsylvania, in the fourth quarter of 2007.  The decrease in 2008 from 2007 was partially offset by expenditures in  2008 associated with our medical affairs capabilities, including medical science liaisons and symposiums at key pediatric medical meetings in anticipation of the potential approval and commercial launch of Surfaxin in May 2008.  Expenses associated with medical affairs activities were $0.6 million, $2.0 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Securities and Exchange Commission
October 1, 2010

Development operations expenses included charges of $0.3 million, $0.7 million and $0.9 million associated with stock-based employee compensation for the years ended December 31, 2009, 2008, and 2007, respectively.

Direct Pre-Clinical and Clinical Programs

Direct pre-clinical and clinical programs include: (i) pre-clinical activities, including toxicology studies and other pre-clinical studies to obtain data to support potential Investigational New Drug (IND) and NDA filings for our product candidates; (ii) activities associated with conducting human clinical trials, including patient enrollment costs, external site costs, clinical drug supply and related external costs such as contract research consultant fees and expenses; (iii) activities related to addressing the items identified in the April 2009 Complete Response Letter; and (iv) activities related to preparation of the Complete Responses (submitted in November 2007 and October 2008, respectively) to an Approvable Letter received from the FDA with respect to Surfaxin in April 2006 (April 2006 Approvable Letter) and the May 2008 Approvable Letter.

Direct pre-clinical and clinical programs expenses in 2009 included: (i) costs associated with activities to address issues identified in the April 2009 Complete Response Letter; (ii) activities associated with the ongoing Phase 2 clinical trial evaluating the use of Surfaxin in children up to two years of age suffering with ARF; and (iii) pre-clinical and preparatory activities for anticipated Phase 2 clinical trials for Surfaxin LS and Aerosurf for RDS in premature infants.

Direct pre-clinical and clinical programs expenses in 2008 and 2007 included: (i) costs associated with preparation of the Complete Responses to the May 2008 Approvable Letter and the April 2006 Approvable Letter; (ii) activities associated with the ongoing Phase 2 clinical trial evaluating the use of Surfaxin in children up to two years of age suffering with ARF; and (iii) pre-clinical and preparatory activities for anticipated Phase 2 clinical trials for Aerosurf for RDS in premature infants.  The decrease in expenses in 2008 as compared to 2007 is primarily due to our efforts to conserve financial resources following receipt of the May 2008 Approvable Letter.

Securities and Exchange Commission
October 1, 2010

The decrease in direct pre-clinical and clinical program expenses in 2009 compared to 2008 and 2007 is primarily due to our efforts to conserve financial resources and limit our investment in research and development programs in anticipation of potentially securing a strategic or financial alternative to fund our research and development activities.

Research and Development Expenses by Category

We also track our research and development expenses in major categories as shown in the following table:

	2009	2008	2007

Salaries & Benefits	$8,693	$11,651	$9,808
Contracted Services	4,832	6,378	8,522
Rents & Utilities	1,310	1,628	2,105
Depreciation	1,235	1,511	1,135
Raw Materials & Supplies	1,466	2,241	1,091
Stock-Based Compensation	694	1,503	1,681
All Other	847	1,654	1,858
Total	$19,077	$26,566	$26,200

Year-to-year changes in salaries, benefits and stock-based compensation generally reflect changes in the size and mix of our employee base over time.  In the second half of 2007, we increased our workforce in anticipation of the potential commercial launch of Surfaxin in 2008 and, with the prospect of generating revenues, a potential acceleration of our investment in our pipeline programs.  We maintained our employee base at approximately the same level throughout 2008.  Following receipt of the April 2009 Complete Response Letter for Surfaxin, we reduced our workforce and restructured certain functions in research and development, primarily medical affairs.  See, “– Results of Operations – General and Administrative Expenses.”

Contracted services include the cost of pre-clinical studies, clinical trial activities, certain components our manufacturing operations, quality control and analytical testing of our drug product, biological activity testing, consulting services, aerosol device design and engineering services, etc.  Contracted services decreased over the three-year period primarily due to limiting our investment in our KL4 pipeline programs to conserve financial resources following receipt of the May 2008 Approvable Letter.

Securities and Exchange Commission
October 1, 2010

Rents and utilities are associated with our leased manufacturing, laboratory and related facilities, including our manufacturing operations in Totowa, New Jersey.  The decrease in rents and utilities over the three-year period is due to termination of leases for office and analytical laboratory space in Doylestown, Pennsylvania, and Mountain View, California, in mid-2008.  The activities performed at these locations were consolidated in the fourth quarter of 2007 into our new analytical and development laboratory at corporate headquarters at, in Warrington, Pennsylvania.

Depreciation is associated with manufacturing and laboratory equipment, as well as leasehold improvements at our manufacturing operations in Totowa and our laboratories and related space at our headquarters in Warrington, Pennsylvania.  The increase in depreciation from 2007 to 2008 is associated with investments made to complete the new analytical and development laboratory in Warrington, Pennsylvania, at the end of 2007.  Approximately $300,000 of depreciation in 2008 (and 2009) represents a full year of depreciation with respect to the new laboratory.  The decline from 2008 to 2009 is due to our limiting purchases of equipment during 2008 and 2009 to conserve financial resources.  In addition, certain older assets became fully depreciated in this period, resulting in a decrease in depreciation expense.

Raw materials and supplies consist of purchases of our active pharmaceutical ingredients for the manufacture of our KL4 product candidates and supplies to support our manufacturing and laboratory operations, including component parts for the disposable dose delivery packets and patient interface system necessary to administer Aerosurf via our  novel capillary aerosolization systems.

All other includes the cost of employee travel, insurances, shipping and taxes.

Research and Development Projects1

A substantial portion of our cumulative losses to date, including approximately $71.8 million in the three-year period ending December 31, 2009, relate to investments in our research and development activities.  Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the nature, timing and costs of the efforts necessary to complete individual projects in development are not reasonably estimable.  With every phase of a development project, there are significant unknowns that may significantly impact cost projections and timelines.  As a result of the number and nature of these factors, many of which are outside our control, the success, timing of completion and ultimate cost, of development of any of our product candidates is highly uncertain and cannot be estimated with any degree of certainty.

1 Note to Staff:  this subpart, “Research and Development Projects” is new disclosure to be restored to MD&A.

Securities and Exchange Commission
October 1, 2010

Certain of the risks and uncertainties affecting our ability to estimate projections and timelines are discussed in “Item 1– Business – Government Regulation;” and in “Item 1A – Risk Factors– The regulatory approval process for our products is expensive and time-consuming and the outcome is uncertain.  We may not obtain required regulatory approvals for the commercialization of our products;” “– Our research and development activities involve significant risks and uncertainties that are inherent in the clinical development and regulatory approval processes;” “– Our ongoing  clinical trials may be delayed, or fail, which will harm our business,” “– The manufacture of our drug products is a highly exacting and complex process, and if we, our contract manufacturers or any of our materials suppliers encounter problems manufacturing our products or the drug substances used to make our products, this could potentially cause us to delay development or clinical programs or, following approval, product launch, or cause us to experience shortages of products inventories;” as well as elsewhere in this Annual Report on Form 10-K.

Our lead development projects are initially focused on the management of RDS in premature infants and include Surfaxin, Surfaxin LS and Aerosurf.  We believe that these neonatal programs have the potential to greatly improve the management of  RDS and expand the current RDS market worldwide.  All of these potential products are either in regulatory review or clinical or pre-clinical development and none are available for commercial sale.  While we anticipate that we will be in a position to file a complete response with the FDA with respect to Surfaxin for the prevention of RDS in premature infants in the first quarter 2011, which could lead to potential approval of Surfaxin in 2011, there can be no assurance that we will be successful in securing such approval or that, if approved, we will be successful in commercializing Surfaxin and realizing a profit in the foreseeable future.  We are preparing for clinical programs for Surfaxin LS and Aerosurf; however, our ability to move forward will depend upon the success of our efforts to secure appropriate strategic alliances and capital to fund these activities.  Accordingly, we are unable to project when we might implement these programs, the pace of such implementation or the overall anticipated expense that we might incur.

The status of our lead projects and our other pipeline candidates, including the potential timing and milestones for each, is discussed in “Item 1– Business – Surfactant Replacement Therapy for Respiratory Medicine.” See also, “Item 1 – Business – Business Strategy,” and “Item 1A – Risk Factors – We may not successfully develop and market our products, and even if we do, we may not become profitable,”  “– We will require significant additional capital to continue our planned research and development activities and continue to operate as a going concern.  Moreover, such additional financing could result in equity dilution.”

Securities and Exchange Commission
October 1, 2010

In addition to our lead products, we plan over time to develop our KL4 surfactant technology into a broad product pipeline that potentially will address a variety of debilitating respiratory conditions in patient populations ranging from premature infants to adults.  After we have completed Phase 2 proof-of-concept studies for each potential indication, if successful, we plan to assess the potential markets for these products and determine whether to seek strategic alliances or collaboration arrangements, or utilize other financial alternatives to fund their further development.  At the present time, however, we continue to conserve our resources, predominantly by curtailing and pacing investments in these pipeline programs.  See, “Item 1 – Business – Business Operations,” and “ – Surfactant Replacement Therapy For Respiratory Medicine.”

Our ability to generate sufficient capital to support our product development activities and, if approved, commercialization plans, depends upon many factors, including the success of our efforts to secure one or more strategic alliances or other collaboration arrangements.  We believe that our ability to successfully enter into meaningful strategic alliances will likely improve with advances, if any, that we are able to make in finalizing our development efforts and filing the Complete Response for Surfaxin, and in our Surfaxin LS and Aerosurf programs leading to initiation of clinical trials.  There can be no assurance, however, that we will be able to secure strategic partners or collaborators to support and provide expert advice to guide our activities, that our research and development projects will be successful, or that we will be able to obtain additional capital to support our activities when needed on acceptable terms, if at all.

Ultimately, if we do not successfully develop and gain marketing approval for our drug product candidates, in the United States or elsewhere, we will not be able to commercialize, or generate any revenues from the sale of, our products and the value of our company and our financial condition and results of operations will be substantially harmed.

Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 64

Comment 3.
You disclose that your CEO and CFO evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures.  Please tell us why it appears that their conclusion is limited to the design of those controls and procedures and that they do not appear to explicitly conclude as to the operation of the company’s disclosure controls and procedures at the end of the period covered by the report.  This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.

Securities and Exchange Commission
October 1, 2010

Response:                                We respectfully advise the Staff that it was not the intention of the Company’s CEO and CFO to limit their findings solely to the design of our internal controls, but rather to reflect the language in Rule 13a-15(e) that refers to controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported in accordance with the Commission’s rules.  The Company proposes to remove the reference to design in future filings of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, such that, assuming that each applicable officer’s evaluation so concludes,  the relevant discussion would read as follows:

Our Interim Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.  Based on this evaluation, our Interim Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information  required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Interim Chief Executive Officer and our Chief Financial Officer, to allow for timely decisions regarding required disclosures, and recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Form 10-K/A for the fiscal year ended December 31,2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Structure, page 8

Comment 4.
You disclose that in deciding on total compensation packages for your executives, your Compensation Committee considers, among other things and in addition to the Radford Life Sciences Survey, compensation practices of biotech and pharmaceutical companies that are similarly situated.  It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions.  Please provide us with draft disclosure of your 2010 compensation for future filings which provides all the names of the companies included in these benchmarks.  If you benchmarked against a survey in its entirety, you may provide the name of the survey.  See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Securities and Exchange Commission
October 1, 2010

Response:                                We respectfully advise the Staff that the Company’s Compensation Committee is provided the Radford Survey (Radford Survey) and one other survey, the BioWorld Executive Compensation Report (collectively, the Surveys), for use in its deliberations of executive compensation.  The Compensation Committee determines compensation for new hires and sets the initial base salary of an executive by reference to the Radford Survey data, based on the level of experience, scope of the position being filled, the executive’s employment history, and the need to maintain internal equity among similarly-situated executives.  For example, the Compensation Committee may set incoming salaries of experienced executives in the range of the 50-75 percentiles in the Radford Survey for a particular job category, while the incoming salaries of less experienced executives may be set in the range of the 25-50 percentiles in the Radford Survey for the same job category.  However, after an executive is hired, salaries are compared against the Surveys in subsequent years as a source of information only; for annual evaluation of tenured executives, the Radford Survey is not a dominant factor in the Compensation Committee’s discussions.  Similarly, in any given year, the Compensation Committee may refer to the financial statements and compensation information, if available, of a limited number of companies thought to be similarly situated (which may include, without limitation, location, capitalization, regulatory status, etc.).  The Compensation Committee may look at different companies in different years and for different purposes.  However, such information is a source of general information and not used ultimately to establish a framework for setting the compensation levels of executives.  The Compensation Committee considers the Surveys and company information to be only one non-binding factor in its deliberations concerning annual performance reviews of executives.  The foregoing process was used in assessing executive compensation for 2010.  At the present time, the Compensation Committee has not made a final determination with respect to the method it will employ to set compensation levels in the next fiscal year and, in particular whether it will continue to conduct its deliberations as described above or adopt a more formal, benchmarking approach.

Because the Company had a market capitalization of less than $75 million on the last business day of its second fiscal quarter in 2010 (June 30, 2010), it qualifies under the Commission’s rules as a “smaller reporting company” for the remainder of 2010 and the 2011 fiscal year ending December 31, 2011.  As such, the Company does not plan to include in its disclosure for 2010 a full compensation discussion and analysis as set forth in Item 402(b) of Regulation S-K.  Instead, the Company plans to provide the information required by Item 402(m) of Regulation S-K.  For that reason, we have not provided a draft of that disclosure in this response.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 26

Comment 5.
Throughout the Business section of your Form 10-K you disclose that you have a license and collaboration agreement with Laboratorios del Dr. Esteve, S.A.  Since this relationship is ongoing and Dr. Esteve is one of your directors, it appears that this may be related party transaction pursuant to Item 404 of Regulation S-K.  Please revise to provide the required disclosure pursuant to Item 404 of Regulation S-K.  Alternatively, please provide us with an analysis that supports your conclusion that this is not a related party transaction pursuant to Item 404 of Regulation S-K.

Securities and Exchange Commission
October 1, 2010

Response:                                We respectfully advise the Staff that Item 404(a) of Regulation S-K provides for disclosure of “any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have direct material interest.”  The Company concurs with the Staff’s assessment that Laboratorios del Dr. Esteve is a related party to the Company for the purposes of Item 404 of Regulation S-K.  However, as no transaction involving amounts in excess of $120,000 have occurred under the collaboration agreement with Laboratorios del Dr. Esteve since January 1, 2009, the beginning of our last fiscal year, the Company  concluded that no disclosure relating to its relationship with Dr. Esteve was required under Item 404 of Regulation S-K in the 2009 10-K.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4 - Stockholder’s Equity, page 8

Comment 6.
It appears that many of your outstanding warrants were issued in conjunction with unit offerings under shelf registration statements, including your May 2009 registered direct offering, your February 2010 and June 2010 public offerings, your April 2010 offering with PharmaBio and your June 2010 Committed Equity Financing Facility with Kingsbridge.  By operation of the U.S. Securities Laws the identified warrants can only be settled with registered shares, which is beyond your control, unless otherwise agreed to by the holder.  Although the warrants associated with these offerings have cashless exercise provisions, it appears that the holder is not required to settle in unregistered shares.  Please explain to us why you have not accounted for these warrants as derivative liabilities.  In your response, please explain to us how you overcome the presumption in ASC 815-40-25-14 that these warrants are net cash settleable.  In addition, please clarify whether any of your other outstanding warrants were issued pursuant to registered offerings and, if so, include those warrants in the assessment requested above.

Response:                                In response to Item 6 of the 2010 Comment Letter, the warrants that the Staff identified (the “Subject Warrants”) are the only warrants that the Company has issued in conjunction with registered offerings under the Company’s shelf registration statement and include: May 2009 registered direct offering, February 2010 and June 2010 public offerings, April 2010 offering to PharmaBio Development Inc., and June 2010 Committed Equity Financing Facility with Kingsbridge Capital Ltd.  At the time of these offerings, it was the Company’s intent, which was communicated to, and agreed by, the investors, that the Subject Warrants would be exercisable solely for cash, except in the limited circumstance when the registration statement was not available, in which event the Subject Warrants would be exercisable solely by cashless exercise.  Further, during the course of the Company’s negotiations  with investors in the May 2009 registered direct offering and the February 2010 and June 2010 public offerings, the Company explicitly rejected any provision that would have involved a cash settlement of the warrant, including with respect to payments due upon the occurrence of certain fundamental transactions, including mergers.  Accordingly, the cashless exercise feature included in the Subject Warrant agreements is meant to be the only settlement alternative or remedy available to a warrant holder if the registration statement is not available.2

In addition, the Company routinely reviews the form and language included in its standard warrant agreements in connection with each offering of securities.  In more recent transactions, including the April 2010 offering to PharmBio Development Inc., the June 2010 public offering and the June 2010 Committed Equity Financing Facility with Kingsbridge Capital Ltd., the Company provided explicit language in each warrant agreement that the Company would not be required in any circumstance to effect a net cash settlement of the warrant.  Thus, based on the course of negotiations, the intent of the parties, and the language in the warrant agreements, the Company determined that there was not a circumstance in which the Company would be required to settle a Subject Warrant in cash and therefore concluded that it was appropriate to account for the Subject Warrants as equity rather than derivative liabilities.

*    *    *

2  In addition,  in structuring its offerings, the Company reviewed other unit offering transactions and was cognizant of the liability accounting issues raised by many of the warrant agreements that it reviewed.  In particular, the Company found that most of the other unit offerings included an explicit warrant cash settlement feature of some type, usually with respect to fundamental transactions.  As noted above, the parties to the Company’s offerings specifically considered and rejected any intention to cash settle the warrants.  Accordingly, the Company believes that its warrants, which do not provide for an explicit warrant cash settlement provision and in which the holder does not have the right to cashless exercise when the registration statement is available, are distinguishable from  warrant agreements that are accounted for as derivative liabilities.

Securities and Exchange Commission
October 1, 2010

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 398-5787 or my colleague, Roland Chase, (973) 912-7179, should you wish to discuss any matter further.

Very truly yours,

By:	/s/ Ira L. Kotel
Ira L. Kotel
Partner

cc:
John C. Cooper
David L. Lopez
Mary B. Templeton
Discovery Laboratories, Inc.
200 Kelly Road, Suite 100
Warrington, PA  18976-3622

Ibolya Ignat
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549